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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       Action Performance Companies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   004933 10 7
             -------------------------------------------------------
                                 (CUSIP Number)


        Fred W. Wagenhals, 4707 E. Baseline Road, Phoenix, Arizona 85040
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 19, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------                             -------------------------
CUSIP NO. 004933 10 7                                    Page 2 of 4 Pages
          -----------
--------------------------                             -------------------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Fred W. Wagenhals
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
--------------------------------------------------------------------------------
                           7         SOLE VOTING POWER

                                     2,389,600
        NUMBER OF        -------------------------------------------------------
         SHARES            8         SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                     -0-
          EACH           -------------------------------------------------------
        REPORTING          9         SOLE DISPOSITIVE POWER
         PERSON
          WITH                       2,389,600
                         -------------------------------------------------------
                           10        SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,389,600
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------------                             -------------------------
CUSIP NO. 004933 10 7                                    Page 3 of 4 Pages
          -----------
--------------------------                             -------------------------


Item 1.  Security and Issuer

         This Amendment No. 2 to Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Action Performance Companies, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 4707 E. Baseline Road, Phoenix, Arizona 85040.

Item 5.  Interest in Securities of the Issuer

         (a) The Reporting Person beneficially owns an aggregate of 2,389,600 shares, representing 14.8% of the Issuer's outstanding Common Stock.

         (b)                                           Number           Percent
                                                      of Shares        of Class
                                                      ---------        --------
         Sole Power to Vote Securities:               2,389,600         14.8%
         Shared Power to Vote Securities:                     0          0.0
         Sole Power to Dispose of Securities:         2,389,600         14.8%
         Shared Power to Dispose of Securities:               0          0.0

                  The number of shares and percentage shown includes 290,000 shares issuable upon exercise of outstanding stock options that are vested and exercisable as of the date of this Amendment No. 2 to
         Schedule 13D, but does not include 16,000 shares issuable upon exercise of outstanding stock options that are not exercisable within 60 days of the date of this Amendment No. 2 to Schedule 13D.

         (c) On June 19, 1997, the Reporting Person sold an aggregate of 264,400 shares of Common Stock at a price of $25.625 per share as a selling shareholder in an underwritten public offering of the Issuer's Common Stock. The Reporting Person made no other transactions in the Issuer's Common Stock during the 60 days prior to and including the date of this Amendment No. 2 to Schedule 13D.

         (d)      Not applicable.

         (e)      Not applicable.

--------------------------                             -------------------------
CUSIP NO. 004933 10 7                                    Page 4 of 4 Pages
          -----------
--------------------------                             -------------------------

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     October 9, 1997                         /s/Fred W. Wagenhals
---------------------------            -----------------------------------------
          Date                                    Signature

                                       Fred W. Wagenhals, Chairman of the Board,
                                       President and Chief Executive Officer of
                                       Action Performance Companies, Inc.
                                       -----------------------------------------
                                                       Name/Title